

17018670

SION

ORT

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	July 31, 2017
Estimated average burden hours per response	12.00

SEC
Mail Processing
Section
JUL 26 2017
Washington DC
408

SEC FILE NUMBER
8-13578

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/16 (MM/DD/YY) AND ENDING 5/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston	Texas	77069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

2017 JUL 28 PM 1:16
RECEIVED
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alan Barclay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public



JANICE R. SKARZENSKI
MY COMMISSION EXPIRES
JANUARY 19, 2020
NOTARY ID: 130500331

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Security Church Finance, Inc.

We have audited the accompanying statement of financial condition of Security Church Finance, Inc. (a Texas corporation) as of May 31, 2017, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Security Church Finance, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Security Church Finance, Inc.'s financial statements. The supplemental information is the responsibility of Security Church Finance, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
July 20, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SECURITY CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2017

ASSETS

Cash	$ 109,802
Accounts receivable	8,059
Furniture and equipment, net of accumulated depreciation of $73,053	8,461
Cash value of life insurance	46,900
TOTAL ASSETS	$ 173,222

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 5,701
Amounts due churches	3,327
TOTAL LIABILITIES	$ 9,028

STOCKHOLDERS' EQUITY

Preferred stock series A, $50 par and liquidation value, 1,497 shares authorized, issued, and outstanding	$ 74,834
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding	20,000
Additional paid-in capital	2,500
Retained earnings	116,860
Less treasury stock, 240 shares, at cost	(50,000)
TOTAL STOCKHOLDERS' EQUITY	164,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 173,222

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MAY 31, 2017

REVENUES:	
Program fees	$ 416,830
Brokerage commissions	572,259
Service fees	96,345
Interest and other income	392
Total revenues	1,085,826
EXPENSES:	
Compensation and related costs	873,254
Occupancy and equipment	23,406
Regulatory fees	20,112
Professional fees	19,487
Technology and communications	48,930
Other expenses	18,526
Total expenses	1,003,715
Income tax expense	-
NET INCOME	$ 82,111

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2017

	Series A Preferred Stock		Common Stock Issued		Additional Paid-in	Retained	Treasury	
	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Total
Balance at May 31, 2016	1,497	$ 74,834	160	$20,000	$ 2,500	$ 44,103	$ (50,000)	$ 91,437
Net income for the year						82,111		82,111
Preferred stock dividends paid						(9,354)		(9,354)
Balance at May 31, 2017	1,497	$ 74,834	160	$20,000	$ 2,500	$ 116,860	$ (50,000)	$ 164,194

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 82,111
Adjustments to reconcile net income to net cash Provided by operating activities:	
Depreciation	4,653
Changes in assets and liabilities:	
Decrease in accounts receivable	69
Increase in cash value of life insurance	(190)
Increase in accounts payable and accrued expenses	2,132
Decrease in amounts due churches	(4,683)
Net cash provided by operating activities	84,092
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(2,867)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Preferred stock dividends paid	(9,354)
Net increase in cash	71,871
CASH BEGINNING OF YEAR	37,931
CASH END OF YEAR	$ 109,802

Supplemental Disclosure of Cash Flow Information:
There was no cash paid during the year for interest or income taxes

The accompanying notes are an integral part of these financial statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of business

Security Church Finance, Inc. ("Company") was organized in 1962 as a Texas corporation. Company is registered as a broker/dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and the National Association of Church and Institutional Financing Organizations

Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Company does not hold customer funds or securities.

Company provides underwriting of bond programs and brokerage services to churches, and brokerage services to individuals, in states in which it is registered.

Significant accounting policies.

Use of estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues, and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

Accounts receivable

Company carries its accounts receivable at cost. On a periodic basis, Company evaluates its accounts receivable, and has not established an allowance for doubtful accounts, based on its history of past write-offs. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, cont.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed by using the straight-line method based on the estimated useful lives of 5 to 7 years.

Cash value of life insurance

Company is the owner of a paid up life insurance policy on one of its officers. The policy is recorded at its cash surrender value and changes in the cash surrender value are recorded as other income.

Treasury stock

Treasury stock is accounted for using the cost method.

Revenue recognition

Program fees are recorded when earned under the terms of the respective agreements after all escrow requirements are met. Brokerage commissions are recorded when earned as securities transactions occur. Service fees are earned based on contractual percentages of bond programs from trustees and are recorded during the period they are earned.

Fair value of financial instruments

The carrying value of Company's financial instruments including cash, cash value of life insurance, accounts receivable, and payables approximates their fair values.

Credit risk

Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party.

Note 2 – Net Capital Requirements

Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At May 31, 2017, the Company had net capital of $147,674, which was $142,674 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

Note 3 – Stockholders' Equity

Company has two classes of stock outstanding as follows:

Common stock that has a par value of $50 per share. Each share is entitled to one vote, and dividends are declared at the discretion of The Board of Directors.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of the sole Director. During the year ended May 31, 2017 dividends to the preferred stock shareholders were declared. Redemption of preferred stock is at the option of management of Company at a price of $50 per share. Upon voluntary or involuntary liquidation of Company, the preferred shares have a liquidation preference of $50 per share. Undeclared cumulative dividends are approximately $9,354 ($6.25 per share).

Note 4 – Office Lease

Company leases office space on a quarter-to-quarter basis. Rent is currently $1,500 per month. Rental expense under this lease was $18,000 for the year ended May 31, 2017.

Note 5 - Employee Benefit Plan

Company has a simple IRA plan, which covers substantially all employees of Company. Total expense recognized under the plan during the year ended May 31, 2017 was $1,500.

Note 6 - Income Taxes

The current year taxable income was fully offset by prior years net operating loss carryforwards; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carry forward remaining of approximately $100,000 available to offset future taxable income, which expires in 2036. The net operating loss carryforward creates a deferred tax asset of approximately $19,000; however, the entire amount has been fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying consolidated statement of financial condition.

Company's federal income tax returns have not been audited by the Internal Revenue Service, and Company has not been notified of any pending federal or state income tax audits, and is not aware of any income tax controversies that are likely to occur with any taxing authority. Tax returns for the years ending May 31, 2014 and later are open to examination.

Note 7 – Economic Dependency/Concentration Of Revenue

Three of Company's registered securities representatives generated approximately 58% of Company's program fees and brokerage commissions revenue, and were due and paid approximately 44% of Company's compensation expense for the year ended May 31, 2017. Company is economically dependent upon these registered representatives due to the revenue generated by them.

Note 8 – Subsequent Events

Management of Company has evaluated subsequent events through July 20, 2017, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
Schedule I
May 31, 2017

NET CAPITAL

Total Stockholders' Equity	$ 164,194
Deductions	
A. Non-allowable assets	
Accounts receivable	(8,059)
Furniture and equipment, net	(8,461)
Net Capital	$ 147,674

AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 5,701
Amounts due churches	3,327
Total aggregate indebtedness	$ 9,028
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)	$ 5,000
Net Capital in excess of minimum requirement	$ 142,674
Ratio of aggregate indebtedness to net capital	.06 to 1

Note: There are no differences between the above computation and Company's corresponding unaudited Part II of From X-17A-5 as of May 31, 2017.

See accompanying report of independent registered public accounting firm.

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2017

Security Church Finance, Inc. is exempt from the above requirements under 15c3-3(k)(2)(i), and does not hold customer securities or funds.

See accompanying report of independent registered public accounting firm.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2017

Security Church Finance, Inc. is exempt from the above requirements under 15c3-3(k)(2)(i), and does not hold customer securities or funds.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Security Church Finance, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Security Church Finance, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Security Church Finance, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Security Church Finance, Inc. stated that Security Church Finance, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Security Church Finance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Security Church Finance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
July 20, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Security Church Finance, Inc. Exemption Report

Security Church Finance, Inc. (Company) is a registered Broker/Dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(i).
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ending May 31, 2017 without exception.

I, Alan Barclay, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Alan Barclay
President

July 18, 2017


SECURITY CHURCH FINANCE, INC.
ESTABLISHED 1962

Alan Barclay, President & CEO
Frank Poe, Vice-President

14615 Benfer Road • Houston, Texas 77069
800-231-0373 • 281 893-1390 • 281-893-2364 (FAX)
www.churchbonds.com • info@churchbonds.com

July 26, 2017

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

RE: Security Church Finance, Inc. Audit for Fiscal Year Ended May 31, 2017

Gentlemen:

Please find enclosed the Annual Audit Report Form X-17A-5 Part III for the above fiscal year. This is being submitted to you in compliance with the financial reporting requirements of your agency.

Sincerely,

Joe Todd
Treasurer

Enclosures


member
SIPC
Securities Investor
Protection Corporation

Providing low-cost financing for churches since 1962


Charter Member
NATIONAL ASSOCIATION OF CHURCH AND INSTITUTIONAL FINANCING ORGANIZATIONS INC.
NACIFO